UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

GENTERRA INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Material Change Report

EXHIBIT 1

FORM 51-102F3

Material Change Report

Item 1  Name and Address of Company

Genterra Inc. (“Genterra” or the “Company”)
106 Avenue Road
Toronto, Ontario
M5R 2H3

Item 2  Date of Material Change

January 24, 2007

Item 3  News Release

A news release was issued through CCN Matthews on January 25, 2007. See the news release attached to this material change report as Schedule A.

Item 4  Summary of Material Change

On January 24, 2007, Genterra sold the balance of its holdings in Synergx Systems Inc.

Item 5  Full Description of Material Change

On January 24, 2007, Genterra (TSX-V: “GIC.A”) sold the balance of its holdings in Synergx Systems Inc. (NASDAQ-CM: “SYNC”) in a private transaction. The sale by Genterra of its remaining 889,540 common shares of Synergx was completed at a price of US$2.75 per share for proceeds of US$2,446,235.00. The purchaser of the shares is Firecom Inc., a life safety systems provider in Woodside, New York.

The Company will invest the proceeds of the sale in short-term investments as management analyzes other opportunities to expand on its real estate income producing portfolio.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8  Executive Officer

For further information please contact Stan Abramowitz, Secretary, at (416) 920-0500.

Item 9  Date of Report

January 25, 2007

By: (signed) “Stan Abramowitz”
Stan Abramowitz
Secretary

SCHEDULE “A”

GENTERRA INC.

PRESS RELEASE

Toronto, Ontario - January 25, 2007 - Genterra Inc. (“Genterra” or the “Company”) (TSX-V: “GIC.A”) announced today that it has completed a private sale transaction of its holdings in Synergx Systems Inc. (NASDAQ-CM: “SYNC”). The sale of its remaining 889,540 common shares of Synergx was completed at a price of US$2.75 per share for proceeds of US$2,446,235.00. The Company will invest the proceeds in short-term investments as Management analyzes other opportunities to expand on its real estate income producing portfolio.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GENTERRA INC.

Date: January 25, 2007
      By: /s/ STAN ABRAMOWITZ
      Name: Stan Abramowitz
      Title: Chief Financial Officer

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